FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2013
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA Fluor to Build Vinyl Chloride Monomer Plant in Mexico

Mexico City, October 16, 2013 –ICA Fluor, the industrial construction joint venture of Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) and Fluor Corporation (NYSE: FLR), announced today the signing of a contract with Petroquimica Mexicana de Vinilo (PMV), a joint venture between Mexichem, the leading Mexican petrochemical company, and Pemex, Mexico’s state-owned oil and gas company, for the revamp of the vinyl chloride monomer (VCM) plant located within the Pajaritos petrochemical complex, in Veracruz, on the Gulf of Mexico. The total contract value is approximately US$205 million.

ICA Fluor will be responsible for the engineering, procurement, construction, maintenance and commissioning services of the works to bring the VCM facility to its nameplate capacity of 405,000 tons per year from its current close to 200,000 tons per year. The project is planned to be completed in the fourth quarter of 2015.

This revamp project will correct problems that have prevented the plant to reach its nameplate capacity. Petroquimica Mexicana de Vinilo is a flagship joint venture between Pemex and Mexichem, and reaching the plant’s production potential is a central element in its business plan.

This press release may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

ICA Fluor is the leading industrial engineering-construction company in Mexico, dedicated to the engineering, procurement, construction and maintenance of industrial facilities in the oil and gas, chemical, petrochemical, automotive, power, mining, and telecommunication industries.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges. For more information, visit www.ica.com.mx/ir

Fluor Corporation. For more than 100 years, Fluor Corporation (NYSE: FLR) has partnered with its clients to design, build and maintain many of the world's most challenging and complex capital projects. Through its global network of offices on six continents, more than 40,000 employees provide comprehensive capabilities and world-class expertise in the fields of engineering, procurement, construction, commissioning, fabrication, operations, maintenance and project management. Today, the company serves a global client base in the energy, chemicals, government, industrial, infrastructure, operations & maintenance, manufacturing & life sciences, mining, power and transportation sectors. Headquartered in Irving, Texas, Fluor ranks 110 on the FORTUNE 500 list and had revenue of $27.6 billion in 2012. For more information, visit www.fluor.com and follow us on Twitter at @FluorCorp.

For more information contact:
Ana Paulina Rubio ana.rubio@ica.mx Elena Garcia elena.garcia@ica.mx Rebeca Avalos rebeca.avalos@ica.mx relacion.inversionistas@ica.mx (5255) 5272 9991 ext.3608	Gabriel de la Concha, CIO gabriel.delaconcha@ica.mx Victor Bravo, CFO victor.bravo@ica.mx In the United States: Daniel Wilson, Zemi Communications (1212) 689 9560 dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2013

Empresas ICA, S.A.B. de C.V.

/s/ Gabriel de la Concha Guerrero

Name: Gabriel de la Concha Guerrero
Title: Chief Investment Officer